Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 28, 2021
Via EDGAR
Ms. Elena Stojic
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Principal Variable Contracts Funds, Inc. (the “Registrant”)
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 124 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. Stojic,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange
Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on April 9, 2021. The Registrant filed the Amendment with the Commission on February 25, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 125).
General Comments
Comment 1. The cover letter indicates that the Amendment was filed to update “certain Account’s fundamental restrictions, principal investment strategies, and principal risks.” The filing includes multiple Accounts and, given the quantity of changes, it is difficult for the Staff to quickly identify the most material changes for review purposes. A more detailed cover letter, specifically identifying the most material revisions, would help us going forward. Please consider for future filings.
Response: The Registrant will consider this comment for future filings.
Comment 2. In correspondence, please confirm whether any Accounts had name changes over the last fiscal year. In addition, for Accounts with changes to principal strategies, please summarize those changes in correspondence.
Response: The Registrant confirms that none of the Accounts changed their names over the last fiscal year. The Blue Chip Account was added as an Account pursuant to a Rule 485(b) filing, filed with the Commission on December 8, 2020 (Amendment No. 123) and effective on December 9, 2020, and is now incorporated into this annual update.
Please see the Appendix attached hereto for a list of the Accounts with changes to principal strategies included in the Rule 485(a) filing, as well as a summary of those changes.

Comments that Apply to Certain Accounts
Comment 3. For the Diversified Balanced Volatility Control Account, the objective references “reasonable risk.” Please include a description of what “reasonable risk” means in the Principal Investment Strategies.
Response: The Registrant respectfully submits that no revisions are required. The final paragraph under the Principal Investment Strategies (copied below) states that the Account is managed “in accordance with [its] investment objective” and further describes how that is accomplished.
“The Account's assets are allocated among Underlying Funds in accordance with the Account's investment objective and based on qualitative and quantitative analyses and the relative market valuations of the Underlying Funds. Without shareholder approval, the Advisor may alter the percentage ranges and strategy allocations and/or substitute or remove Underlying Funds when it deems appropriate. For example, during periods of higher equity market volatility, the allocations to the equity Underlying Funds might be reduced. The asset class diversification of the Account is designed to moderate overall price volatility and cushion severe losses in any one investment sector.”
Comment 4. The Principal Risks for the Diversified Balanced Volatility Control Account include a Smaller Companies Risk. Please add corresponding language to the Principal Investment Strategies.
Response: The Registrant made the requested revision. The Registrant also made a corresponding revision to the following Accounts: Diversified Balanced, Diversified Balanced Managed Volatility, Diversified Growth, Diversified Growth Managed Volatility, Diversified Growth Volatility Control, and Diversified Income.
Comment 5. For the Government & High Quality Bond Account, the objective references “safety.” Please add disclosure to the Principal Investment Strategies addressing safety as noted in the objective.
Response: The Registrant respectfully submits that no revisions are required. The Principal Investment Strategies state that the Account “invests at least 80% of its net assets, plus any borrowings for investment purposes, in debt securities issued by the U.S. government, its agencies or instrumentalities or debt securities that are rated, at the time of purchase, AAA by S&P Global Ratings . . . or Aaa by Moody’s Investors Service, Inc.” These investments are commonly understood to be safer investments, as the issuers have a high degree of creditworthiness.
Comment 6. For the MidCap Account, the Principal Risks include a Smaller Companies Risk. Please revise to reference mid-cap companies, rather than small-cap companies.
Response: The Registrant respectfully submits that no revisions are required. The Smaller Companies Risk is written broadly to include small-cap and mid-cap companies, as it distinguishes between “smaller companies” and “larger, more mature companies.”
Comment 7. For the Short-Term Income Account, the objective references “prudent investment management.” Please provide an explanation of what that means in the Principal Investment Strategies.
Response: The Registrant has made the requested revision.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura Latham
Laura Latham
Assistant Counsel and Assistant Secretary, Registrant

Appendix

Account / Portfolio	Summary of Changes to Principal Investment Strategies
Government & High Quality Bond Account	Added disclosure regarding investments in asset-backed securities; mortgage-backed securities trading in the to-be-announced markets; and derivatives.
LargeCap Growth Account I	Added disclosure to reflect the Account’s change from a diversified account to a non-diversified account. Revised disclosure related to the passive portion of the Account.
Principal LifeTime Strategic Income Account; Principal LifeTime 2010 Account; Principal LifeTime 2020 Account	Removed disclosure regarding investments in index funds.
Principal LifeTime 2050 Account	Added disclosure regarding investments in securitized products and U.S. government and U.S. government-sponsored securities.
Real Estate Securities Account	Revised disclosure regarding investments in equity securities to remove strategy language related to value equity securities and add disclosure related to investments in equity securities regardless of market capitalization.
SAM* Balanced Portfolio; SAM* Conservative Balanced Portfolio	Removed disclosure regarding investments in real estate securities and government and government-sponsored securities.
SAM* Conservative Growth Portfolio	Removed disclosure regarding investments in government and government-sponsored securities. Added disclosure regarding investments in equity securities of foreign companies in emerging markets.
SAM* Flexible Income Portfolio
Removed disclosure regarding investments in real estate securities and government and government-sponsored securities.

Added disclosure regarding investments in equity securities of companies with small, medium and large market capitalizations, as well as in growth stock.

SAM* Strategic Growth Portfolio	Added disclosure regarding investments in equity securities of foreign companies in emerging markets. Removed disclosure regarding investments in fixed-income securities.
Short-Term Income Account	Added disclosure regarding investments in derivatives.

*Strategic Asset Management
3